Schedule 13-G



1.
     (a)  Name of Issuer:

               HAROLD'S STORES, INC.

     (b)  Address of Issuer's Principal Executive Offices:

               765 Asp
               Norman, OK   73069

2.
     (a)  Name of Person Filing:

               LISA POWELL HUNT

     (b)  Address of Principal Business Office, or, if none,
Residence:

               765 Asp
               Norman, OK   73069

     (c)  Citizenship:

               UNITED STATES

     (d)  Title of Class of Securities:

               COMMON STOCK, PAR VALUE $.01

     (e)  CUSIP Number:

               413353 10 3

3.   NOT APPLICABLE

4.   OWNERSHIP

     (a)  Amount Beneficially Owned:

               (1)   368,339

     Included in this amount are 81,579 shares which are held by
Ms. Hunt as    custodian for the benefit of her minor children.
Not included are    33,373 shares of Common Stock held by Ms.
Hunt's husband, over which Ms.     Hunt disclaims beneficial
ownership.

Percent of Class:

          6.4%

     (b)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

               368,339

          (ii)  sole power to dispose or to direct the
disposition of:

               0

          (iii)  sole power to dispose or to direct the
disposition of:

               368,339

          (iv) shared power to dispose or to direct the disposition of:

               0

5.   Ownership of Five Percent ot Less of a Class.

          Not Applicable.

6.   Ownership of More than Five Percent on Behalf of Another
Person.

          Not Applicable.

7.   Identification and Classification of the Subsidiary Which
Acquired the   Security Being Reported on By the Parent Holding
Company.

          Not Applicable.